AMENDED AND RESTATED MANAGEMENT FEE WAIVER AGREEMENT

PIMCO Flexible Emerging Markets Income Fund

1633 Broadway

New York, New York 10019

July 29, 2022

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

To whom it may concern:

This letter (the “Agreement”) amends and restates the agreement between PIMCO Flexible Emerging Markets Income Fund (the “Fund”) and Pacific Investment Management Company LLC (“PIMCO”) dated June 30, 2021. This Agreement confirms the agreement between the Fund and PIMCO as follows:

1.   The Fund is a closed-end management investment company that continuously offers its shares and is operated as an “interval fund” pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.   Pursuant to an Investment Management Agreement dated June 30, 2021, between the Fund and PIMCO (the “Investment Management Agreement”), the Fund has retained PIMCO to provide the Fund with investment advisory, supervisory and administrative and certain other services. Pursuant to the Investment Management Agreement, the Fund has agreed to pay to PIMCO a management fee at an annual rate of 1.30% of the Fund’s average daily total managed assets (the “Management Fee”).

3.   Pursuant to an Expense Limitation Agreement dated June 30, 2021 between the Fund and PIMCO (the “Expense Limitation Agreement”), PIMCO has agreed, during such times specified in the Expense Limitation Agreement, to waive or reduce its Management Fee, or reimburse the Fund, to the extent that organizational expenses, expenses associated with obtaining or maintaining a Legal Entity Identifier and/or pro rata Trustees’ fees in any fiscal year exceed 0.07% of the Fund’s average daily net assets.

4.   Pursuant to this Agreement, PIMCO agrees to waive: (1) 70% of its Management Fee through November 3, 2023; and (2) 35% of its Management Fee for the period of November 4, 2023 through November 3, 2024.

5.   It is understood that PIMCO’s waiver of the Management Fee under this Agreement shall apply first and independently of PIMCO’s obligations under the Expense Limitation Agreement (such that PIMCO’s waiver under this Agreement shall not be applied to reduce any waiver or reimbursement obligations it has under the Expense Limitation Agreement).

6.   If necessary, on or before the last day of the first month of the Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced with respect to the previous fiscal year shall equal the amounts provided for in this Agreement and the Expense Limitation Agreement.

7.   PIMCO may not seek reimbursement from the Fund with respect to the Management Fees waived pursuant to this Agreement. For the avoidance of doubt, nothing in this Agreement shall limit PIMCO’s ability to seek reimbursement from the Fund, in accordance with the terms of the Expense Limitation Agreement, for amounts PIMCO waived or reimbursed to the Fund pursuant to the Expense Limitation Agreement.

8.   This Agreement shall become effective on July 29, 2022 and continue through November 3, 2024, at which time this Agreement shall terminate unless otherwise agreed to in writing by the parties. In addition, this Agreement shall terminate upon termination of the Investment Management Agreement, or it may be terminated by the Fund, without payment of any penalty, upon notice to PIMCO at its principal place of business.

9.   Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or By-Laws, each as may be amended from time to time, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

10.   Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Investment Management Agreement or the 1940 Act.

11.   If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

12.   It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Fund’s Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the trust property of the Fund. This Agreement has been signed and delivered by an officer of the Fund, acting as such, and the execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Fund, as provided in the Fund’s Declaration of Trust, as amended from time to time.

13.   This Agreement constitutes the entire agreement between the Fund and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Fund and PIMCO.

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If the foregoing correctly sets forth the agreement between the Fund and PIMCO, please so indicate by signing and returning to the Fund the enclosed copy hereof.

Very truly yours,

PIMCO FLEXIBLE EMERGING MARKETS
INCOME FUND

By:	/s/ Bijal Parikh

Name: Bijal Parikh
Title: Treasurer

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter G. Strelow

Name: Peter G. Strelow
Title: Managing Director

[Amended and Restated Management Fee Waiver Agreement]